UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ginkgo Bioworks Holdings, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

37611X100
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37611X100	SCHEDULE 13G	Page 2 of 22

1	NAME OF REPORTING PERSON General Atlantic, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,319,896
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,319,896
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,319,896(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON PN

(1)

Includes 9,211,665 earn-out shares that will vest in four substantially equal installments if the shares of common stock achieve a price per share for any period of 20 trading days out of 30 consecutive trading days prior to September 16, 2026 that equals or exceeds $12.50, $15.00, $17.50 and $20.00, which vesting is subject to acceleration in the event of a change of control transaction if the consideration received by Ginkgo’s shareholders is greater than or equal to the earn-out targets.

CUSIP No. 37611X100	SCHEDULE 13G	Page 3 of 22

1	NAME OF REPORTING PERSON General Atlantic Partners 100, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,319,896
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,319,896
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,319,896(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON PN

(1)

Includes 9,211,665 earn-out shares that will vest in four substantially equal installments if the shares of common stock achieve a price per share for any period of 20 trading days out of 30 consecutive trading days prior to September 16, 2026 that equals or exceeds $12.50, $15.00, $17.50 and $20.00, which vesting is subject to acceleration in the event of a change of control transaction if the consideration received by Ginkgo’s shareholders is greater than or equal to the earn-out targets.

CUSIP No. 37611X100	SCHEDULE 13G	Page 4 of 22

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) EU, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,319,896
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,319,896
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,319,896(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON PN

(1)

Includes 9,211,665 earn-out shares that will vest in four substantially equal installments if the shares of common stock achieve a price per share for any period of 20 trading days out of 30 consecutive trading days prior to September 16, 2026 that equals or exceeds $12.50, $15.00, $17.50 and $20.00, which vesting is subject to acceleration in the event of a change of control transaction if the consideration received by Ginkgo’s shareholders is greater than or equal to the earn-out targets.

CUSIP No. 37611X100	SCHEDULE 13G	Page 5 of 22

1	NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,319,896
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,319,896
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,319,896(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON OO

(1)

Includes 9,211,665 earn-out shares that will vest in four substantially equal installments if the shares of common stock achieve a price per share for any period of 20 trading days out of 30 consecutive trading days prior to September 16, 2026 that equals or exceeds $12.50, $15.00, $17.50 and $20.00, which vesting is subject to acceleration in the event of a change of control transaction if the consideration received by Ginkgo’s shareholders is greater than or equal to the earn-out targets.

CUSIP No. 37611X100	SCHEDULE 13G	Page 6 of 22

1	NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,319,896
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,319,896
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,319,896(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON OO

(1)

Includes 9,211,665 earn-out shares that will vest in four substantially equal installments if the shares of common stock achieve a price per share for any period of 20 trading days out of 30 consecutive trading days prior to September 16, 2026 that equals or exceeds $12.50, $15.00, $17.50 and $20.00, which vesting is subject to acceleration in the event of a change of control transaction if the consideration received by Ginkgo’s shareholders is greater than or equal to the earn-out targets.

CUSIP No. 37611X100	SCHEDULE 13G	Page 7 of 22

1	NAME OF REPORTING PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,319,896
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,319,896
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,319,896(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON OO

(1)

Includes 9,211,665 earn-out shares that will vest in four substantially equal installments if the shares of common stock achieve a price per share for any period of 20 trading days out of 30 consecutive trading days prior to September 16, 2026 that equals or exceeds $12.50, $15.00, $17.50 and $20.00, which vesting is subject to acceleration in the event of a change of control transaction if the consideration received by Ginkgo’s shareholders is greater than or equal to the earn-out targets.

CUSIP No. 37611X100	SCHEDULE 13G	Page 8 of 22

1	NAME OF REPORTING PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,319,896
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,319,896
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,319,896(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON PN

(1)

Includes 9,211,665 earn-out shares that will vest in four substantially equal installments if the shares of common stock achieve a price per share for any period of 20 trading days out of 30 consecutive trading days prior to September 16, 2026 that equals or exceeds $12.50, $15.00, $17.50 and $20.00, which vesting is subject to acceleration in the event of a change of control transaction if the consideration received by Ginkgo’s shareholders is greater than or equal to the earn-out targets.

CUSIP No. 37611X100	SCHEDULE 13G	Page 9 of 22

1	NAME OF REPORTING PERSON General Atlantic (SPV) GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,319,896
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,319,896
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,319,896(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON OO

(1)

Includes 9,211,665 earn-out shares that will vest in four substantially equal installments if the shares of common stock achieve a price per share for any period of 20 trading days out of 30 consecutive trading days prior to September 16, 2026 that equals or exceeds $12.50, $15.00, $17.50 and $20.00, which vesting is subject to acceleration in the event of a change of control transaction if the consideration received by Ginkgo’s shareholders is greater than or equal to the earn-out targets.

CUSIP No. 37611X100	SCHEDULE 13G	Page 10 of 22

1	NAME OF REPORTING PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,319,896
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,319,896
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,319,896(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON PN

(1)

Includes 9,211,665 earn-out shares that will vest in four substantially equal installments if the shares of common stock achieve a price per share for any period of 20 trading days out of 30 consecutive trading days prior to September 16, 2026 that equals or exceeds $12.50, $15.00, $17.50 and $20.00, which vesting is subject to acceleration in the event of a change of control transaction if the consideration received by Ginkgo’s shareholders is greater than or equal to the earn-out targets.

CUSIP No. 37611X100	SCHEDULE 13G	Page 11 of 22

1	NAME OF REPORTING PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,319,896
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,319,896
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,319,896(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON PN

(1)

Includes 9,211,665 earn-out shares that will vest in four substantially equal installments if the shares of common stock achieve a price per share for any period of 20 trading days out of 30 consecutive trading days prior to September 16, 2026 that equals or exceeds $12.50, $15.00, $17.50 and $20.00, which vesting is subject to acceleration in the event of a change of control transaction if the consideration received by Ginkgo’s shareholders is greater than or equal to the earn-out targets.

CUSIP No. 37611X100	SCHEDULE 13G	Page 12 of 22

1	NAME OF REPORTING PERSON General Atlantic (GK), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,319,896
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,319,896
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,319,896(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON PN

(1)

Includes 9,211,665 earn-out shares that will vest in four substantially equal installments if the shares of common stock achieve a price per share for any period of 20 trading days out of 30 consecutive trading days prior to September 16, 2026 that equals or exceeds $12.50, $15.00, $17.50 and $20.00, which vesting is subject to acceleration in the event of a change of control transaction if the consideration received by Ginkgo’s shareholders is greater than or equal to the earn-out targets.

CUSIP No. 37611X100	SCHEDULE 13G	Page 13 of 22

1	NAME OF REPORTING PERSON GAP (Bermuda) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,319,896
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,319,896
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,319,896(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON PN

(1)

Includes 9,211,665 earn-out shares that will vest in four substantially equal installments if the shares of common stock achieve a price per share for any period of 20 trading days out of 30 consecutive trading days prior to September 16, 2026 that equals or exceeds $12.50, $15.00, $17.50 and $20.00, which vesting is subject to acceleration in the event of a change of control transaction if the consideration received by Ginkgo’s shareholders is greater than or equal to the earn-out targets.

CUSIP No. 37611X100	SCHEDULE 13G	Page 14 of 22

ITEM 1.	(a)	NAME OF ISSUER:

Ginkgo Bioworks Holdings, Inc. (the “Company”).

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

27 Drydock Avenue, 8th Floor, Boston, Massachusetts 02210.

ITEM 2.	(a)	NAMES OF PERSONS FILING:

This statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

	(i)	General Atlantic, L.P. (“GA LP”)

	(ii)	General Atlantic Partners 100, L.P. (“GAP 100”);

	(iii)	General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”);

	(iv)	GAP Coinvestments III, LLC (“GAPCO III”);

	(v)	GAP Coinvestments IV, LLC (“GAPCO IV”);

	(vi)	GAP Coinvestments V, LLC (“GAPCO V”);

	(vii)	GAP Coinvestments CDA, L.P. (“GAPCO CDA”);

	(viii)	General Atlantic (SPV) GP, LLC (“GA SPV”);

	(ix)	General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”)

	(x)	General Atlantic GenPar, L.P. (“GA GenPar”)

	(xi)	General Atlantic (GK), L.P. (“GA GK”);

	(xii)	GAP (Bermuda) L.P. (“GAP Bermuda”);

GAP 100, GAP Bermuda EU, GAPCO III, GAPCO IV, GAPCO V, and GAPCO CDA are collectively referred to as the “GA Funds.”

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of GA LP, GAP 100, GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA, GA GenPar, GA SPV and GA GK is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. The address of GAP Bermuda EU, GenPar Bermuda and GAP Bermuda is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

	(c)	CITIZENSHIP:

	(i)	GA LP - Delaware

	(ii)	GAP 100 - Delaware

	(iii)	GAP Bermuda EU - Bermuda

CUSIP No. 37611X100	SCHEDULE 13G	Page 15 of 22

(iv)	GAPCO III - Delaware

	(v)	GAPCO IV - Delaware

	(vi)	GAPCO V - Delaware

	(vii)	GAPCO CDA - Delaware

	(viii)	GA SPV - Delaware

	(ix)	GenPar Bermuda - Bermuda

	(x)	GA GenPar - Delaware

	(xi)	GA GK - Delaware

	(xii)	GAP Bermuda - Bermuda

	(d)	TITLE AND CLASS OF SECURITIES

Class A common stock, par value $0.0001 per share (the “common stock”).

	(e)	CUSIP NUMBER:

37611X100.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

Not Applicable.

ITEM 4.	OWNERSHIP.

As of December 31, 2022, the Reporting Persons owned the following number of the Company’s common stock:

	(i)	GA LP owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock

	(ii)	GAP 100 owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock

	(iii)	GAP Bermuda EU owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock

	(iv)	GAPCO III owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock

	(v)	GAPCO IV owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock

	(vi)	GAPCO V owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock

CUSIP No. 37611X100	SCHEDULE 13G	Page 16 of 22

(vii)	GAPCO CDA owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock

(viii)	GA SPV owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock

(ix)	GenPar Bermuda owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock

(x)	GA GenPar owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock

(xi)	GA GK owned of record 23,108,231 shares of common stock or 1.7% of the issued and outstanding shares of common stock(1)

(xii)	GAP Bermuda owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock

The GA Funds share beneficial ownership of the shares of common stock held by GA GK. The general partner of GA GK is GA SPV. The general partner of GAP 100 is GA GenPar. The general partner of GAP Bermuda EU is GenPar Bermuda. GA LP, which is controlled by the Management Committee of GASC MGP, LLC (the “GA Management Committee”), is the managing member of GAPCO III, GAPCO IV and GAPCO V, the general partner of GAPCO CDA and GA GenPar, and the sole member of GA SPV. The general partner of GenPar Bermuda is GAP Bermuda, which is also controlled by the GA Management Committee. There are nine members of the GA Management Committee. By virtue of the foregoing, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares that each owns of record. Each of the members of the GA Management Committee disclaims ownership of the shares of common stock reported herein except to the extent he or she has a pecuniary interest therein. The name, the address and the citizenship of each of the members of the GA Management Committee as of the date hereof is attached hereto as Schedule A and is hereby incorporated by reference.

Amount Beneficially Owned:

By virtue of the relationship described above, each of the Reporting Persons may be deemed to beneficially own 32,319,896 shares of common stock.

Percentage Owned:

All calculations of percentage ownership herein are based on an aggregate of 1,363,853,788 shares of common stock, the sum of (i) 1,354,642,123 shares of common stock, reported by the Company to be outstanding as of November 7, 2022 as reflected in the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 14, 2022 and (ii) 9,211,665 earn-out shares beneficially owned by the Reporting Persons.

(1) Excludes 9,211,665 earn-out shares that will vest in four substantially equal installments if the shares of common stock achieve a price per share for any period of 20 trading days out of 30 consecutive trading days prior to September 16, 2026 that equals or exceeds $12.50, $15.00, $17.50 and $20.00, which vesting is subject to acceleration in the event of a change of control transaction if the consideration received by Ginkgo’s shareholders is greater than or equal to the earn-out targets.

CUSIP No. 37611X100	SCHEDULE 13G	Page 17 of 22

Number of Shares as to Which Such Person Has Sole/Shared Power to Vote or to Direct the Vote and Sole/Shared Power to Dispose or to Direct the Disposition of:

(i) Each of the Reporting Persons may be deemed to have the sole power to direct the voting and dispositions of the shares of common stock as indicated on such Reporting Person’s cover page included herein.

(ii) Each of the Reporting Persons may be deemed to share the power to direct the voting and dispositions of the 32,319,896 shares of common stock that may be deemed to be owned beneficially by each of them.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2, which states the identity of the members of the group filing this Schedule 13G.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11."

CUSIP No. 37611X100	SCHEDULE 13G	Page 18 of 22

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (as previously filed).

CUSIP No. 37611X100	SCHEDULE 13G	Page 19 of 22

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 13, 2023

GENERAL ATLANTIC, L.P.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS 100, L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) EU, L.P.

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA) L.P., its general partner

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 37611X100	SCHEDULE 13G	Page 20 of 22

GAP COINVESTMENTS III, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS V, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 37611X100	SCHEDULE 13G	Page 21 of 22

GENERAL ATLANTIC (SPV) GP, LLC

By:	GENERAL ATLANTIC, L.P., its sole member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (BERMUDA) L.P., its general partner

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 37611X100	SCHEDULE 13G	Page 22 of 22

GENERAL ATLANTIC (GK), L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	GENERAL ATLANTIC, L.P., its sole member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP (BERMUDA) L.P.

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

SCHEDULE A

Members of the GA Management Committee (as of the date hereof)

Name	Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Andrew Crawford	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Martin Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Bolivia and Brazil
Anton J. Levy	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Sandeep Naik	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	United States
Graves Tompkins	55 East 52nd Street 33rd Floor New York, New York 10055	United States
N. Robbert Vorhoff	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Eric Zhang	Suite 5704-5706, 57F Two IFC, 8 Finance Street Central, Hong Kong, China	Hong Kong SAR